Exhibit 99.2

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	June 30, 2019	December 31, 2018
ASSETS
Current assets:
Cash	$80,580	$96,626
Accounts receivable	313,446	372,336
Inventory	30,559	34,081
Assets held for sale (Note 6)	19,373	19,658
Total current assets	443,958	522,701
Non-current assets:
Income tax recoverable	2,347	2,449
Deferred tax assets	12,209	36,880
Right of use assets (Note 2(c))	71,454	—
Property, plant and equipment	2,877,153	3,038,612
Intangibles	33,227	35,401
Total non-current assets	2,996,390	3,113,342
Total assets	$3,440,348	$3,636,043

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	223,115	$274,489
Income taxes payable	7,268	7,673
Lease obligation (Note 2(c))	12,611	—
Total current liabilities	242,994	282,162

Non-current liabilities:
Share-based compensation (Note 10)	7,965	6,520
Provisions and other	10,150	10,577
Lease obligation (Note 2(c))	59,743	—
Long-term debt (Note 8)	1,514,964	1,706,253
Deferred tax liabilities	48,625	72,779
Total non-current liabilities	1,641,447	1,796,129
Shareholders’ equity:
Shareholders’ capital (Note 11)	2,322,280	2,322,280
Contributed surplus	58,965	52,332
Deficit	(964,861)	(978,874)
Accumulated other comprehensive income (Note 13)	139,523	162,014
Total shareholders’ equity	1,555,907	1,557,752
Total liabilities and shareholders’ equity	$3,440,348	$3,636,043

See accompanying notes to interim consolidated financial statements.

1

INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2019	2018	2019	2018

Revenue (Note 3)	$359,424	$330,716	$793,467	$731,722
Expenses:
Operating	252,049	235,872	540,657	510,446
General and administrative	26,338	31,498	57,368	60,461
Restructuring (Note 7)	—	1,164	6,438	1,164
Earnings before income taxes, loss (gain) on repurchase of unsecured senior notes, finance charges, foreign exchange, impairment reversal, gain on asset disposals and depreciation and amortization	81,037	62,182	189,004	159,651
Depreciation and amortization	83,327	90,315	170,080	178,750
Gain on asset disposals (Note 5)	(7,859)	(1,694)	(42,909)	(2,821)
Impairment reversal (Note 5)	—	—	(5,810)	—
Foreign exchange	(3,763)	556	(5,886)	1,771
Finance charges (Note 9)	30,385	32,103	61,688	63,782
Loss (gain) on repurchase of unsecured senior notes	(1,085)	1,176	(1,398)	1,176
Earnings (loss) before income taxes	(19,968)	(60,274)	13,239	(83,007)
Income taxes:
Current	1,403	3,599	3,013	5,165
Deferred	(7,570)	(16,656)	(987)	(22,878)
	(6,167)	(13,057)	2,026	(17,713)
Net earnings (loss)	$(13,801)	$(47,217)	$11,213	$(65,294)
Net earnings (loss) per share: (Note 12)
Basic	$(0.05)	$(0.16)	$0.04	$(0.22)
Diluted	$(0.05)	$(0.16)	$0.04	$(0.22)

See accompanying notes to interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in thousands of Canadian dollars)	2019	2018	2019	2018
Net earnings (loss)	$(13,801)	$(47,217)	$11,213	$(65,294)
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	(42,846)	39,592	(91,364)	93,326
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt, net of tax	29,859	(33,115)	68,873	(78,570)
Comprehensive loss	$(26,788)	$(40,740)	$(11,278)	$(50,538)

See accompanying notes to interim consolidated financial statements.

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INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in thousands of Canadian dollars)	2019	2018	2019	2018
Cash provided by (used in):
Operations:
Net earnings (loss)	$(13,801)	$(47,217)	$11,213	$(65,294)
Adjustments for:
Long-term compensation plans	3,612	6,027	10,924	13,926
Depreciation and amortization	83,327	90,315	170,080	178,750
Gain on asset disposals	(7,859)	(1,694)	(42,909)	(2,821)
Impairment reversal	—	—	(5,810)	—
Foreign exchange	(3,880)	(15)	(6,118)	1,433
Finance charges	30,385	32,103	61,688	63,782
Income taxes	(6,167)	(13,057)	2,026	(17,713)
Other	(281)	(217)	(159)	(1,133)
Loss (gain) on repurchase of unsecured senior notes	(1,085)	1,176	(1,398)	1,176
Income taxes paid	(3,550)	(3,282)	(3,887)	(3,606)
Income taxes recovered	—	27,551	1,071	27,587
Interest paid	(40,263)	(42,021)	(60,496)	(42,521)
Interest received	512	556	718	685
Funds provided by operations	40,950	50,225	136,943	154,251
Changes in non-cash working capital balances	65,085	79,470	9,679	13,633
	106,035	129,695	146,622	167,884
Investments:
Purchase of property, plant and equipment	(43,469)	(34,324)	(114,431)	(56,615)
Purchase of intangibles	(26)	(2,429)	(464)	(10,220)
Proceeds on sale of property, plant and equipment	24,575	2,630	82,452	8,680
Changes in non-cash working capital balances	2,536	(8,204)	(727)	(8,032)
	(16,384)	(42,327)	(33,170)	(66,187)
Financing:
Lease payments	(1,685)	—	(3,357)	—
Repurchase of unsecured senior notes	(107,161)	(76,657)	(123,833)	(76,657)
	(108,846)	(76,657)	(127,190)	(76,657)
Effect of exchange rate changes on cash and cash equivalents	(1,255)	2,085	(2,308)	4,548
Increase (decrease) in cash and cash equivalents	(20,450)	12,796	(16,046)	29,588
Cash and cash equivalents, beginning of period	101,030	81,873	96,626	65,081
Cash and cash equivalents, end of period	$80,580	$94,669	$80,580	$94,669

See accompanying notes to interim consolidated financial statements.

3

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income (Note 13)	Deficit	Total equity
Balance at January 1, 2019	$2,322,280	$52,332	$162,014	$(978,874)	$1,557,752
Lease transition adjustment (Note 2(c))	-	-	-	2,800	2,800
Net earnings for the period	-	-	-	11,213	11,213
Other comprehensive loss for the period	-	-	(22,491)	-	(22,491)
Share-based compensation expense (Note 10)	-	6,633	-	-	6,633
Balance at June 30, 2019	$2,322,280	$58,965	$139,523	$(964,861)	$1,555,907

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total equity
Balance at January 1, 2018	$2,319,293	$44,037	$131,610	$(684,604)	$1,810,336
Net loss for the period	-	-	-	(65,294)	(65,294)
Other comprehensive income for the period	-	-	14,756	-	14,756
Shares issued on redemption non-management directors' DSUs	2,609	(809)	-	-	1,800
Share-based compensation expense (Note 10)	-	4,467	-	-	4,467
Balance at June 30, 2018	$2,321,902	$47,695	$146,366	$(749,898)	$1,766,065

See accompanying notes to interim consolidated financial statements.

4

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)

NOTE 1. DESCRIPTION OF BUSINESS

Precision Drilling Corporation (“Precision” or the “Corporation”) is incorporated under the laws of the Province of Alberta, Canada and is a provider of contract drilling and completion and production services primarily to oil and natural gas exploration and production companies in the United States, Canada and certain international locations. The address of the registered office is Suite 800, 525 - 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1.

NOTE 2. BASIS OF PRESENTATION

(a) Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee.

The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Corporation as at and for the year ended December 31, 2018.

These condensed consolidated interim financial statements were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Corporation’s consolidated audited annual financial statements for the year ended December 31, 2018 except for the adoption of new accounting standards on January 1, 2019 as described in Note 2(c).

These condensed consolidated interim financial statements were approved by the Board of Directors on July 24, 2019.

(b) Use of Estimates and Judgements

The preparation of the condensed consolidated interim financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingencies. These estimates and judgments are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The estimation of anticipated future events involves uncertainty and, consequently, the estimates used in preparation of the condensed consolidated interim financial statements may change as future events unfold, more experience is acquired, or the Corporation’s operating environment changes.

Significant estimates and judgements used in the preparation of these condensed consolidated interim financial statements remained unchanged from those disclosed in the Corporation’s consolidated audited annual financial statements for the year ended December 31, 2018 except for those impacted by the adoption of new accounting standards.

(c) Changes to Accounting Policies

The following standards became effective on January 1, 2019, and were adopted using the modified retrospective approach, under which the cumulative effect of initial application is recognized in retained earnings.

(i)	IFRS 16 Leases

IFRS 16 introduces a single, on-balance sheet lease accounting model for lessees and requires a lessee to recognize a right of use asset representing its right to direct the use of the underlying asset as well as a lease obligation representing the Corporation’s obligation to make future lease payments. Lessor accounting remained similar to the current standard in which lessors classify leases as either finance or operating leases.

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On January 1, 2019, Precision adopted IFRS 16 using the modified retrospective approach. Under this approach, comparative information has not been restated and continues to be reported under IAS 17 and related interpretations. The adopted accounting policies and impact of applying IFRS 16 are disclosed below.

Significant accounting policy

At inception, Precision assesses whether its contracts contain a lease. A contract contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The assessment of whether a contract conveys the right to control the use of an identified asset considers whether:

  the contract involves the use of an identified asset and the substantive substitution rights of the supplier. If the supplier has a substantive substitution right, then the asset is not identified;
  the lessee’s right to obtain substantially all of the economic benefits from the use of the asset; and
  the lessee’s right to direct the use of the asset, including decision-making to change how and for what purpose the asset is used.

Upon transition to IFRS 16, the Corporation elected to apply the practical expedient to grandfather the assessment of which transactions are leases. The new standard was applied only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and related interpretations were not reassessed. Therefore, this definition has been applied only to contracts entered into, or changed, on or after January 1, 2019. At inception or on reassessment of a contract that contains a lease component, Precision allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

Leases in which Precision is a lessee

The Corporation recognizes a right of use asset and corresponding lease obligation at the lease commencement date. The right of use asset is initially measured at cost, which comprises the initial amount of the lease obligation adjusted for lease payments made on or before commencement date, incurred initial direct costs, estimated site retirement costs and any lease incentives received.

The right of use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right of use asset or the end of the lease term. The estimated useful lives of right of use assets are consistent with those of property, plant and equipment. In addition, the right of use asset is reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease obligation.

The lease obligation is initially measured at the present value of the minimum lease payments not paid at commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Corporation’s incremental borrowing rate. Generally, Precision uses its incremental borrowing rate as the discount rate for those leases in which it is the lessee.

Lease payments included in the measurement of the lease obligation comprise the following:

  fixed payments, including in-substance fixed payments;
  variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
  amounts expected to be payable under a residual value guarantee; and
  the exercise price under a purchase option that the Corporation is reasonably certain to exercise, lease payments in an optional renewal period if the Corporation is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Corporation is reasonably certain not to terminate early.

The lease obligation is measured at amortized cost using the effective interest method. The measurement of lease obligations require the use of certain estimates and assumptions including discount rates, exercise of lease term extension options, and escalating lease rates. It is remeasured when there is a change in:

  future lease payments arising from a change in an index or rate the estimated amount expected to be payable under a residual value guarantee, or the assessment of whether the Corporation will exercise a purchase, extension or termination option.

When the lease obligation is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right of use asset, or is recorded in profit or loss if the carrying amount of the right of use asset has been reduced to zero.

In the comparative period, Precision classified its leases that transferred substantially all the risks and rewards of ownership as finance leases. These leased assets were measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments, excluding any contingent payments. Subsequently, these assets were accounted for in accordance with the applicable accounting policy respective to that asset.

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Assets held under other leases were classified as operating leases and were not recognized on the consolidated statement of financial position. Payments made under operating leases were recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received were recognized as an integral part of the total lease expense, over the term of the lease.

Leases in which Precision is a lessor

When Precision acts as a lessor, at inception, the Corporation evaluates the classification as either a finance or operating lease.

To classify each lease, the Corporation makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease.

When acting as a sub-lessor, Precision accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right of use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease then the Corporation classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, the Corporation applies IFRS 15 to allocate the consideration in the contract. Precision recognizes lease payments received under operating leases for drilling rigs as income on a systematic basis, drilling days, over the lease term as part of revenue.

The accounting policies applicable to the Corporation as a lessor in the comparative period were not different from IFRS 16. However, when Precision was an intermediate lessor the sub-leases were classified with reference to the underlying asset.

Transition

The Corporation adopted IFRS 16 on January 1, 2019 using the modified retrospective method of adoption. When applying the modified retrospective approach to leases previously classified as operating leases under IAS 17 and related interpretations, the lessee can elect, on a lease-by-lease basis, whether to apply a number of practical expedients on transition. On initial adoption of the new standard, Precision elected to use the following practical expedients, where applicable, to:

  grandfather the assessment of which contracts contained leases under IFRS 16 to only those previously identified as leases under IAS 17 and related interpretations;
  not apply the requirements of the standard to short-term and low-value leases;
  treat existing operating leases with a remaining term of less than 12 months at January 1, 2019 as short-term leases; and
  apply a single discount rate to a portfolio of leases with reasonably similar characteristics.

In addition, at the date of initial application, for those leases previously classified as an operating lease under IAS 17, Management elected to recognize and measure the respective right of use assets at the amount equal to the lease obligation, adjusted for any prepaid or accrued lease payment immediately before the date of initial application. The opening balance sheet adjustment in relation to these leases was:

January 1, 2019
Right of use asset	$73,464
Accounts receivable	(2,800)
Lease obligation	(73,464)
Deficit	2,800

When measuring certain lease obligations at the date of transition, minimum lease payments were discounted using the Corporation’s incremental borrowing rate. The weighted average of the incremental borrowing rates applied was 6.1%. At the date of transition, the Corporation derecognized $3 million of its deferred base rent balance which was established to straight-line amortize escalating corporate office rent expenses over the term of the lease.

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(ii)	IFRIC 23 Uncertainty over Income Tax Treatments

IFRIC 23 clarifies the accounting for uncertainties in income taxes. The interpretation requires the entity to use the most likely amount or the expected value of the tax treatment if it concludes that it is not probable that a particular tax treatment will be accepted. It requires an entity to assume that a taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. Using the modified retrospective method of adoption, Precision initially applied IFRIC 23 on January 1, 2019 and it did not have a material impact on the consolidated financial statements.

NOTE 3. Revenue

(a)	Disaggregation of revenue

The following table includes a reconciliation of disaggregated revenue by reportable segment (Note 4). Revenue has been disaggregated by primary geographical market and type of service provided.

Three Months Ended June 30, 2019	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$229,076	$3,950	$—	$(69)	$232,957
Canada	55,197	22,195	—	(1,127)	76,265
International	50,202	—	—	—	50,202
	$334,475	$26,145	$—	$(1,196)	$359,424

Day rate/hourly services	$319,169	$26,145	$—	$(224)	$345,090
Shortfall payments/idle but contracted	2,187	—	—	—	2,187
Turnkey drilling services	—	—	—	—	—
Directional services	10,658	—	—	—	10,658
Other	2,461	—	—	(972)	1,489
	$334,475	$26,145	$—	$(1,196)	$359,424

Three Months Ended June 30, 2018	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$190,178	$3,370	$—	$(79)	$193,469
Canada	67,333	24,336	—	(1,264)	90,405
International	46,842	—	—	—	46,842
	$304,353	$27,706	$—	$(1,343)	$330,716

Day rate/hourly services	$281,601	$27,706	$—	$(78)	$309,229
Shortfall payments/idle but contracted	—	—	—	—	—
Turnkey drilling services	13,428	—	—	—	13,428
Directional services	7,318	—	—	—	7,318
Other	2,006	—	—	(1,265)	741
	$304,353	$27,706	$—	$(1,343)	$330,716

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Six Months Ended June 30, 2019	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$454,624	$8,366	$—	$(129)	$462,861
Canada	161,116	73,598	—	(2,107)	232,607
International	97,999	—	—	—	97,999
	$713,739	$81,964	$—	$(2,236)	$793,467

Day rate/hourly services	$681,865	$81,964	$—	$(343)	$763,486
Shortfall payments/idle but contracted	6,366	—	—	—	6,366
Turnkey drilling services	305	—	—	—	305
Directional services	20,304	—	—	—	20,304
Other	4,899	—	—	(1,893)	3,006
	$713,739	$81,964	$—	(2,236)	$793,467

Six Months Ended June 30, 2018	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$346,081	$6,432	$—	$(183)	$352,330
Canada	218,671	71,316	—	(2,998)	286,989
International	92,403	—	—	—	92,403
	$657,155	$77,748	$—	$(3,181)	$731,722

Day rate/hourly services	$602,297	$77,748	$—	$(432)	$679,613
Shortfall payments/idle but contracted	10,339	—	—	—	10,339
Turnkey drilling services	22,677	—	—	—	22,677
Directional services	15,990	—	—	—	15,990
Other	5,852	—	—	(2,749)	3,103
	$657,155	$77,748	$—	$(3,181)	$731,722

(b)	Seasonality

Precision’s operations in Canada represent approximately 29% (2018 - 39%) of consolidated revenue for the six months ended June 30, 2019 and 34% (2018 - 40%) of consolidated total assets as at June 30, 2019. The ability to move heavy equipment in Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting weight of heavy equipment until roads have thoroughly dried out. The duration of this “spring break-up” has a direct impact on Precision’s activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally Precision’s slowest time in this region.

NOTE 4. SEGMENTED INFORMATION

The Corporation has two reportable operating segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, directional drilling, procurement and distribution of oilfield supplies, and manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, oilfield equipment rental and camp and catering services. The Corporation provides services primarily in the United States, Canada and certain international locations.

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Three Months Ended June 30, 2019	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$334,475	$26,145	$—	$(1,196)	$359,424
Operating earnings (loss)	22,411	1,986	(18,828)	—	5,569
Depreciation and amortization	75,155	4,341	3,831	—	83,327
Gain on asset disposals	(4,271)	(3,546)	(42)	—	(7,859)
Total assets	3,127,153	152,678	160,517	—	3,440,348
Capital expenditures	41,851	1,572	72	—	43,495

Three Months Ended June 30, 2018	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$304,353	$27,706	$—	$(1,343)	$330,716
Operating earnings (loss)	3,262	(6,414)	(23,287)	—	(26,439)
Depreciation and amortization	81,100	5,785	3,430	—	90,315
Gain on asset disposals	(921)	(773)	—	—	(1,694)
Total assets	3,339,630	182,615	335,976	—	3,858,221
Goodwill	206,649	—	—	—	206,649
Capital expenditures	32,902	1,280	2,571	—	36,753

Six Months Ended June 30, 2019	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$713,739	$81,964	$—	$(2,236)	$793,467
Operating earnings (loss)	103,678	7,611	(43,646)	—	67,643
Depreciation and amortization	153,154	9,290	7,636	—	170,080
Gain on asset disposals	(39,272)	(3,602)	(35)	—	(42,909)
Impairment reversal	(5,810)	—	—	—	(5,810)
Total assets	3,127,153	152,678	160,517	—	3,440,348
Capital expenditures	112,236	2,234	425	—	114,895

Six Months Ended June 30, 2018	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$657,155	$77,748	$—	$(3,181)	$731,722
Operating earnings (loss)	36,528	(8,645)	(44,161)	—	(16,278)
Depreciation and amortization	160,838	11,749	6,163	—	178,750
Loss (gain) on asset disposals	(2,959)	138	—	—	(2,821)
Total assets	3,339,630	182,615	335,976	—	3,858,221
Goodwill	206,649	—	—	—	206,649
Capital expenditures	53,984	2,376	10,475	—	66,835

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A reconciliation of operating earnings (loss) to earnings (loss) before taxes is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Total segment operating earnings (loss)	$5,569	$(26,439)	$67,643	$(16,278)
Add (deduct):
Foreign exchange	(3,763)	556	(5,886)	1,771
Finance charges	30,385	32,103	61,688	63,782
Loss (gain) on repurchase of unsecured senior notes	(1,085)	1,176	(1,398)	1,176
Earnings (loss) before taxes	$(19,968)	$(60,274)	$13,239	$(83,007)

NOTE 5. ASSET DISPOSALS

For the three and six months ended June 30, 2019, asset disposals were mainly comprised of the transactions below. In addition, through the completion of normal course business operations, we sold used assets incurring gains or losses on disposal.

(a)	Mexico

In the second quarter of 2019, Precision concluded the sale of its five Mexico-based drilling rigs and ancillary equipment, contained within its Contract Drilling Services segment, for total proceeds of US$48 million. During the first quarter, Precision received US$40 million for the sale of four drilling rigs and ancillary equipment and recognized a gain on asset disposal of US$24 million. Precision reversed US$4 million of previous impairment charges pertaining to the fifth rig. The impairment reversal brought the drilling rig’s carrying value up to its fair value of US$8 million and was reclassified as held for sale at March 31, 2019.

In the second quarter of 2019, Precision delivered the fifth rig to its buyer and received final proceeds of US$8 million. As the rig was carried at fair value, there was no gain or loss recognized on disposal.

(b)	Snubbing

During the second quarter of 2019, Precision disposed of certain snubbing units and related equipment, contained within the Completion and Production Services segment, for proceeds of $8 million resulting in a gain on asset disposal of $3 million.

NOTE 6. ASSETS HELD FOR SALE

At June 30, 2019, Precision continued to recognize the legacy rig disposal group as held for sale. The disposal group is comprised of drilling rigs that no longer meet the Corporation’s High-Performance technology standards. Contained within its Contract Drilling Services segment, the legacy rig disposal group has been measured at its carrying value of $19 million, which is less than its estimated fair value. The disposal of the legacy rigs is expected to be completed prior to December 31, 2019.

NOTE 7. RESTRUCTURING

Precision incurred restructuring charges for the three and six months ended June 30, 2019 of $nil (2018 - $1 million) and $6 million (2018 - $1 million), respectively. The charges primarily related to severance as the Corporation continued to align its cost structure to reflect reduced Canadian activity levels.

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NOTE 8. LONG-TERM DEBT

		June 30, 2019		December 31, 2018	June 30, 2019	December 31, 2018
Senior Credit Facility	US	$—	US	$—	$—	$—
Unsecured senior notes:
6.5% senior notes due 2021		115,625		165,625	151,266	226,113
7.75% senior notes due 2023		350,000		350,000	457,884	477,823
5.25% senior notes due 2024		334,111		351,104	437,097	479,331
7.125% senior notes due 2026		373,785		400,000	489,000	546,084
	US	$1,173,521	US	$1,266,729	1,535,247	1,729,351
Less net unamortized debt issue costs					(20,283)	(23,098)
					$1,514,964	$1,706,253

	Senior Credit Facility	Unsecured Senior Notes	Debt Issue Cost	Total
Balance December 31, 2018	$—	$1,729,351	$(23,098)	$1,706,253
Changes from financing cash flows:
Repurchase of unsecured senior notes	—	(123,833)	—	(123,833)
	—	1,605,518	(23,098)	1,582,420
Gain on repurchase of unsecured senior notes	—	(1,398)	—	(1,398)
Amortization of debt issue costs	—	—	2,815	2,815
Foreign exchange adjustment	—	(68,873)	—	(68,873)
Balance at June 30, 2019	$—	$1,535,247	$(20,283)	$1,514,964

During the first half of 2019, Precision repurchased and cancelled US$26 million of the 7.125% unsecured senior notes due 2026 and US$17 million of the 5.25% notes due 2024 and redeemed US$50 million principal amount of its 6.50% senior notes due 2021.

At June 30, 2019, Precision was in compliance with the covenants of the senior credit facility and unsecured senior notes.

Long-term debt obligations at June 30, 2019 will mature as follows:

2021	$151,266
2023	457,884
Thereafter	926,097
$1,535,247

NOTE 9. FINANCE CHARGES

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Interest:
Long-term debt	$28,113	$30,846	$57,296	$61,270
Lease obligations	846	—	1,698	—
Other	(2)	22	108	39
Income	(500)	(628)	(683)	(747)
Amortization of debt issue costs and loan commitment fees	1,928	1,863	3,269	3,220
Finance charges	$30,385	$32,103	$61,688	$63,782

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NOTE 10. SHARE-BASED COMPENSATION PLANS

Liability Classified Plans

	Restricted Share Units (a)	Performance Share Units (a)	Non- Management Directors’ DSUs (b)	Total
December 31, 2018	$5,409	$4,521	$2,481	$12,411
Expensed during the period	4,043	1,443	833	6,319
Payments and redemptions	(3,651)	(3,229)	—	(6,880)
June 30, 2019	$5,801	$2,735	$3,314	$11,850

Current	$2,849	$1,036	$—	$3,885
Long-term	2,952	1,699	3,314	7,965
	$5,801	$2,735	$3,314	$11,850

(a) Restricted Share Units and Performance Share Units

A summary of the activity under the restricted share unit (RSUs) and the performance share unit (PSUs) plans are presented below:

	RSUs Outstanding	PSUs Outstanding
December 31, 2018	4,055,914	4,542,990
Granted	4,038,000	1,934,600
Redeemed	(1,408,676)	(1,312,825)
Forfeited	(329,370)	(1,828,215)
June 30, 2019	6,355,868	3,336,550

(b) Non-Management Directors – Deferred Share Unit Plan

A summary of the activity under the non-management director deferred share unit plan is presented below:

Outstanding
December 31, 2018	1,053,635
Granted	290,710
June 30, 2019	1,344,345

Equity Settled Plans

(c) Non-Management Directors

Prior to January 1, 2012, Precision had a deferred share unit plan for non-management directors. Under the plan fully vested deferred share units were granted quarterly based upon an election by the non-management director to receive all or a portion of their compensation in deferred share units. These deferred share units are redeemable into an equal number of common shares any time after the director's retirement. A summary of the activity under this share-based incentive plan is presented below:

Deferred Share Units	Outstanding
December 31, 2018 and June 30, 2019	93,173

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(d) Option Plan

A summary of the activity under the option plan is presented below:

Canadian share options	Outstanding	Range of Exercise Price			Weighted Average Exercise Price	Exercisable
December 31, 2018	4,733,156	$4.35	—	$14.31	$7.78	3,786,473
Forfeited	(676,905)	9.02	—	10.67	10.59
June 30, 2019	4,056,251	$4.35	—	$14.31	$7.31	3,603,736

U.S. share options	Outstanding	Range of Exercise Price (US$)			Weighted Average Exercise Price (US$)	Exercisable
December 31, 2018	6,065,850	$3.21	—	$10.74	$5.17	3,224,078
Granted	599,300	2.56	—	2.56	2.56
Forfeited	(296,900)	9.11	—	10.74	10.72
June 30, 2019	6,368,250	$2.56	—	$9.18	$4.67	4,327,707

The per option weighted average fair value of the share options granted during 2019 was $1.17 estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: average risk-free interest rate 2.5%, average expected life of four years, expected forfeiture rate of 5% and expected volatility of 57%. Included in net earnings for the three and six months ended June 30, 2019 is an expense of $0.5 million (2018 - $0.9 million) and $1.2 million (2018 - $1.7 million), respectively.

(e) Executive Performance Share Units

Precision granted PSUs to certain senior executives with the intention of settling them in voting shares of the Corporation either issued from treasury or purchased in the open market. These PSUs vest over a three year period and incorporate performance criteria established at the date of grant that can adjust the number of performance share units available for settlement from zero to two times the amount originally granted. A summary of the activity under this share-based incentive plan is presented below:

	Outstanding	Weighted Fair Value
December 31, 2018	3,191,067	$6.14
Granted	4,211,600	4.11
Forfeited	(25,767)	6.02
June 30, 2019	7,376,900	$4.98

The per unit weighted average fair value of the performance share units granted during 2019 was $4.11 estimated on the grant date using a Monte Carlo simulation and Black-Scholes option pricing model with the following assumptions: share price of $3.23, average risk-free interest rate of 2.3%, average expected life of three years, expected volatility of 56%, and an expected dividend yield of nil. Included in net earnings for the three and six months ended June 30, 2019 is an expense of $2.4 million (2018 - $1.7 million) and $5.4 million (2018 - $2.8 million), respectively.

NOTE 11. SHAREHOLDERS’ CAPITAL

Common shares	Number	Amount
Balance at December 31, 2018 and June 30, 2019	293,781,836	2,322,280

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NOTE 12. PER SHARE AMOUNTS

The following tables reconcile the net earnings (loss) and weighted average shares outstanding used in computing basic and diluted net earnings (loss) per share:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Net earnings (loss) - basic and diluted	$(13,801)	$(47,217)	$11,213	$(65,294)

	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in thousands)	2019	2018	2019	2018
Weighted average shares outstanding – basic	293,782	293,471	293,782	293,355
Effect of stock options and other equity compensation plans	—	—	5,959	—
Weighted average shares outstanding – diluted	293,782	293,471	299,741	293,355

NOTE 13. ACCUMULATED OTHER COMPREHENSIVE INCOME

	Unrealized Foreign Currency Translation Gains	Foreign Exchange Loss on Net Investment Hedge	Accumulated Other Comprehensive Income
December 31, 2018	$616,363	$(454,349)	$162,014
Other comprehensive income (loss)	(91,364)	68,873	(22,491)
June 30, 2019	$524,999	$(385,476)	$139,523

NOTE 14. FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying value of cash, accounts receivable, and accounts payable and accrued liabilities approximate their fair value due to the relatively short period to maturity of the instruments. The fair value of the unsecured senior notes at June 30, 2019 was approximately $1,496 million (December 31, 2018 - $1,548 million).

Financial assets and liabilities recorded or disclosed at fair value in the consolidated statement of financial position are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels are based on the amount of subjectivity associated with the inputs in the fair determination and are as follows:

Level I—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II—Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level III—Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The estimated fair value of unsecured senior notes is based on level II inputs. The fair value is estimated considering the risk-free interest rates on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

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SHAREHOLDER INFORMATION

STOCK EXCHANGE LISTINGS

Shares of Precision Drilling Corporation are listed on the Toronto Stock Exchange under the trading symbol PD and on the New York Stock Exchange under the trading symbol PDS.

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada

Calgary, Alberta

TRANSFER POINT

Computershare Trust Company NA

Canton, Massachusetts

Q2 2019 TRADING PROFILE

Toronto (TSX: PD)

High: $4.05

Low: $2.20

Close: $2.46

Volume Traded: 87,594,195

New York (NYSE: PDS)

High: US$3.01

Low: US$1.65

Close: US$1.89

Volume Traded: 65,223,300

ACCOUNT QUESTIONS

Precision’s Transfer Agent can help you with a variety of shareholder related services, including:

•  change of address

•  lost unit certificates

•  transfer of shares to another person

•  estate settlement

Computershare Trust Company of Canada

100 University Avenue

9th Floor, North Tower

Toronto, Ontario M5J 2Y1

Canada

1-800-564-6253 (toll free in Canada and the United States)

1-514-982-7555 (international direct dialing)

Email: service@computershare.com

ONLINE INFORMATION

To receive news releases by email, or to view this interim report online, please visit Precision’s website at www.precisiondrilling.com and refer to the Investor Relations section. Additional information relating to Precision, including the Annual Information Form, Annual Report and Management Information Circular has been filed with SEDAR and is available at www.sedar.com and on the EDGAR website www.sec.gov

CORPORATE INFORMATION

DIRECTORS

Michael R. Culbert

William T. Donovan

Brian J. Gibson

Allen R. Hagerman, FCA

Steven W. Krablin

Susan M. MacKenzie

Kevin O. Meyers

Kevin A. Neveu

David W. Williams

OFFICERS

Kevin A. Neveu

President and Chief Executive Officer

Veronica H. Foley

Senior Vice President, General Counsel and Corporate Secretary

Carey T. Ford

Senior Vice President and Chief Financial Officer

Shuja U. Goraya

Chief Technology Officer

Darren J. Ruhr

Chief Administrative Officer

Gene C. Stahl

Chief Marketing Officer

AUDITORS

KPMG LLP

Calgary, Alberta

HEAD OFFICE

Suite 800, 525 8th Avenue SW

Calgary, Alberta, Canada T2P 1G1

Telephone: 403-716-4500

Facsimile: 403-264-0251

Email: info@precisiondrilling.com

www.precisiondrilling.com

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